Citigroup Inc.
Pricing Sheet No. 2015-CMTNG0365 dated February 20, 2015 relating to
Preliminary Pricing Supplement No. 2015-CMTNG0365 dated February 9, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

548,944 Buffered Jump Securities Based on a Basket Consisting of the EURO STOXX 50® Index and the Russell 2000® Index Due February 25, 2019
Principal at Risk Securities
PRICING TERMS—FEBRUARY 20, 2015
Basket:	Basket Components	Weighting	Basket Component Starting Level*
	EURO STOXX 50® Index (“SX5E”)	50%	3,490.53
	Russell 2000® Index (“RTY”)	50%	1,231.79
* The basket component starting level of each basket component is its closing level on the pricing date
Aggregate stated principal amount:	$5,489,440
Stated principal amount:	$10 per security
Pricing date:	February 20, 2015
Issue date:	February 25, 2015
Valuation date:	February 20, 2019, subject to postponement if such date is not a scheduled trading day for a basket component or if certain market disruption events occur with respect to a basket component
Maturity date:	February 25, 2019
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪     If the final basket level is greater than or equal to the initial basket level:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the basket percent increase
▪     If the final basket level is less than the initial basket level by an amount equal to or less than the buffer amount:
$10
▪     If the final basket level is less than the initial basket level by more than the buffer amount:
($10 × the basket performance factor) + $1.00
If the final basket level is less than the initial basket level by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial basket level:	1,000
Final basket level:	1,000 × [1 + (component return of SX5E × 50%) + (component return of RTY × 50%)]
Component return:	For each basket component: (basket component ending level – basket component starting level) / basket component starting level
Basket component ending level:	For each basket component, its closing level on the valuation date
Fixed return amount:	$1.90 per security (19.00% of the stated principal amount). You will receive the fixed return amount only if the final basket level is greater than or equal to the initial basket level.
Buffer amount:	10.00%
Basket percent increase:	The final basket level minus the initial basket level, divided by the initial basket level
Basket performance factor:	The final basket level divided by the initial basket level
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17323B802 / US17323B8028
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.25(2)	$9.70
$0.05(3)
Total:	$5,489,440.00	$164,683.20	$5,324,756.80

(1) On the pricing date, the estimated value of the securities is $9.685 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.30 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.25 for each $10 security they sell.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated February 9, 2015
Product Supplement No. EA-02-03 dated November 13, 2013             Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

EURO STOXX 50® is a registered trademark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Russell 2000® is a registered trademark of Russell Investments (“Russell”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. Russell has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying product supplement, underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.